UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Ontrak, Inc.

_____________________________________________________________________________

(Name of Issuer)

Common Stock, $0.0001 par value per share

______________________________________________________________________________

(Title of Class of Securities)

44919F 104

______________________________________________________________________________

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

_____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 20, 2021
______________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,114,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,114,155
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,114,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 18,565,895 Shares of the Company issued and outstanding as of June 10, 2021, as disclosed in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 30, 2021 (the “Proxy Statement”).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,114,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,114,155
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,114,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 18,565,895 Shares of the Company issued and outstanding as of June 10, 2021, as disclosed in the Proxy Statement.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, and Amendment No. 5 to Schedule 13D filed on May 11, 2021 (as amended and supplemented, the “Original Statement”) and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

“As previously disclosed, on May 10, 2021, Acuitas entered into a 10b5-1 plan (the “10b5-1 Plan”) to sell an aggregate of 596,357 Shares, upon the terms and subject to the conditions set forth in the 10b5-1 Plan. The purpose of this Amendment is to report that all 596,357 Shares have been sold and that Acuitas has now completed the sales of Shares contemplated by the 10b5-1 Plan. The Shares sold under the 10b5-1 Plan were acquired by Acuitas through the exercise of certain warrants that were set to expire on August 30, 2021 and August 15, 2021. The warrants were exercised on a cashless basis, for a total exercise price of $2,731,797.44.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 18,565,895 Shares issued and outstanding as of June 10, 2021, as disclosed in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 30, 2021.

As of July 20, 2021, each of the Reporting Persons may be deemed to have beneficial ownership of 9,114,155 Shares, representing 49.1% of the outstanding Shares. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 9,114,155 Shares.”

Item 5(c) is hereby supplemented with the following:

“(c)         Set forth on Schedule I hereto is a description of transactions with respect to Shares that have occurred since the filing date of the Original Statement. All such transactions were effected in the open market pursuant to the 10b5-1 Plan, and per share prices to not include any commissions paid in connection with such transactions. Except as set forth on Schedule I, none of the Reporting Persons has effected any transactions in Shares since the filing date of the Original Statement.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     July 27, 2021

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Acuitas Group Holdings, LLC	5/11/2021	(1,099)	$28.711	(1)
Acuitas Group Holdings, LLC	5/11/2021	(3,401)	$29.4705	(2)
Acuitas Group Holdings, LLC	5/11/2021	(2,089)	$30.5848	(3)
Acuitas Group Holdings, LLC	5/11/2021	(2,700)	$31.6293	(4)
Acuitas Group Holdings, LLC	5/11/2021	(1,711)	$32.218	(5)
Acuitas Group Holdings, LLC	5/12/2021	(6,500)	$31.2745	(6)
Acuitas Group Holdings, LLC	5/12/2021	(4,500)	$31.9578	(7)
Acuitas Group Holdings, LLC	5/13/2021	(6,629)	$29.9244	(8)
Acuitas Group Holdings, LLC	5/13/2021	(1,271)	$31.0727	(9)
Acuitas Group Holdings, LLC	5/13/2021	(3,100)	$31.9317	(10)
Acuitas Group Holdings, LLC	5/14/2021	(3,025)	$30.3163	(11)
Acuitas Group Holdings, LLC	5/14/2021	(2,200)	$31.3543	(12)
Acuitas Group Holdings, LLC	5/14/2021	(5,775)	$32.0918	(13)
Acuitas Group Holdings, LLC	5/17/2021	(8,200)	$32.0381	(14)
Acuitas Group Holdings, LLC	5/17/2021	(2,800)	$32.6775	(15)
Acuitas Group Holdings, LLC	5/18/2021	(8,077)	$31.9981	(16)
Acuitas Group Holdings, LLC	5/18/2021	(2,923)	$32.4933	(17)
Acuitas Group Holdings, LLC	5/19/2021	(10,868)	$30.6926	(18)
Acuitas Group Holdings, LLC	5/19/2021	(132)	$31.2
Acuitas Group Holdings, LLC	5/20/2021	(4,130)	$31.2715	(19)
Acuitas Group Holdings, LLC	5/20/2021	(6,870)	$32.0525	(20)
Acuitas Group Holdings, LLC	5/21/2021	(9,390)	$31.918	(21)
Acuitas Group Holdings, LLC	5/21/2021	(1,610)	$32.4179	(22)
Acuitas Group Holdings, LLC	5/24/2021	(6,386)	$29.9682	(23)
Acuitas Group Holdings, LLC	5/24/2021	(4,614)	$30.9639	(24)
Acuitas Group Holdings, LLC	5/25/2021	(10,290)	$30.0792	(25)
Acuitas Group Holdings, LLC	5/25/2021	(710)	$30.7385	(26)
Acuitas Group Holdings, LLC	5/26/2021	(10,300)	$30.241	(27)
Acuitas Group Holdings, LLC	5/26/2021	(700)	$30.7814	(28)
Acuitas Group Holdings, LLC	5/27/2021	(10,800)	$30.0592	(29)
Acuitas Group Holdings, LLC	5/27/2021	(200)	$30.72	(30)
Acuitas Group Holdings, LLC	5/28/2021	(7,703)	$30.6614	(31)
Acuitas Group Holdings, LLC	5/28/2021	(3,297)	$31.3714	(32)
Acuitas Group Holdings, LLC	6/1/2021	(11,000)	$29.8415	(33)
Acuitas Group Holdings, LLC	6/2/2021	(5,304)	$29.8356	(34)
Acuitas Group Holdings, LLC	6/2/2021	(2,900)	$31.0752	(35)
Acuitas Group Holdings, LLC	6/2/2021	(2,096)	$32.3469	(36)
Acuitas Group Holdings, LLC	6/2/2021	(700)	$32.7386	(37)
Acuitas Group Holdings, LLC	6/3/2021	(7,696)	$31.8082	(38)
Acuitas Group Holdings, LLC	6/3/2021	(2,604)	$32.7602	(39)
Acuitas Group Holdings, LLC	6/3/2021	(700)	$33.4429	(40)
Acuitas Group Holdings, LLC	6/4/2021	(6,737)	$30.8942	(41)

Acuitas Group Holdings, LLC	6/4/2021	(4,263)	$31.8532	(42)
Acuitas Group Holdings, LLC	6/7/2021	(8,899)	$30.5008	(43)
Acuitas Group Holdings, LLC	6/7/2021	(2,101)	$31.165	(44)
Acuitas Group Holdings, LLC	6/8/2021	(3,799)	$31.7723	(45)
Acuitas Group Holdings, LLC	6/8/2021	(2,900)	$32.4985	(46)
Acuitas Group Holdings, LLC	6/8/2021	(1,100)	$33.4623	(47)
Acuitas Group Holdings, LLC	6/8/2021	(5,295)	$34.9205	(48)
Acuitas Group Holdings, LLC	6/8/2021	(35,801)	$35.458	(49)
Acuitas Group Holdings, LLC	6/8/2021	(12,105)	$36.2988	(50)
Acuitas Group Holdings, LLC	6/9/2021	(3,870)	$36.254	(51)
Acuitas Group Holdings, LLC	6/9/2021	(1,530)	$37.1482	(52)
Acuitas Group Holdings, LLC	6/9/2021	(3,400)	$38.2751	(53)
Acuitas Group Holdings, LLC	6/9/2021	(1,800)	$39.1306	(54)
Acuitas Group Holdings, LLC	6/9/2021	(8,740)	$40.3325	(55)
Acuitas Group Holdings, LLC	6/9/2021	(2,954)	$41.0671	(56)
Acuitas Group Holdings, LLC	6/10/2021	(2,074)	$32.1163	(57)
Acuitas Group Holdings, LLC	6/10/2021	(3,556)	$33.3729	(58)
Acuitas Group Holdings, LLC	6/10/2021	(2,970)	$34.0557	(59)
Acuitas Group Holdings, LLC	6/10/2021	(94)	$35.75
Acuitas Group Holdings, LLC	6/10/2021	(1,706)	$36.3571	(60)
Acuitas Group Holdings, LLC	6/10/2021	(600)	$36.9717	(61)
Acuitas Group Holdings, LLC	6/11/2021	(7,398)	$31.0763	(62)
Acuitas Group Holdings, LLC	6/11/2021	(2,802)	$32.2182	(63)
Acuitas Group Holdings, LLC	6/11/2021	(800)	$32.8422	(64)
Acuitas Group Holdings, LLC	6/14/2021	(2,100)	$31.7654	(65)
Acuitas Group Holdings, LLC	6/14/2021	(2,200)	$32.4579	(66)
Acuitas Group Holdings, LLC	6/14/2021	(6,700)	$33.4045	(67)
Acuitas Group Holdings, LLC	6/15/2021	(8,332)	$32.1854	(68)
Acuitas Group Holdings, LLC	6/15/2021	(2,668)	$32.8389	(69)
Acuitas Group Holdings, LLC	6/16/2021	(5,882)	$32.9406	(70)
Acuitas Group Holdings, LLC	6/16/2021	(5,118)	$33.5387	(71)
Acuitas Group Holdings, LLC	6/17/2021	(4,493)	$33.4603	(72)
Acuitas Group Holdings, LLC	6/17/2021	(5,902)	$34.2987	(73)
Acuitas Group Holdings, LLC	6/17/2021	(605)	$34.8817	(74)
Acuitas Group Holdings, LLC	6/18/2021	(8,321)	$34.312	(75)
Acuitas Group Holdings, LLC	6/18/2021	(2,679)	$35.1198	(76)
Acuitas Group Holdings, LLC	6/21/2021	(8,100)	$33.15	(77)
Acuitas Group Holdings, LLC	6/21/2021	(2,700)	$33.9331	(78)
Acuitas Group Holdings, LLC	6/21/2021	(200)	$35.125	(79)
Acuitas Group Holdings, LLC	6/22/2021	(7,060)	$33.526	(80)
Acuitas Group Holdings, LLC	6/22/2021	(3,940)	$34.3518	(81)
Acuitas Group Holdings, LLC	6/23/2021	(10,200)	$33.8966	(82)
Acuitas Group Holdings, LLC	6/23/2021	(800)	$34.4857	(83)
Acuitas Group Holdings, LLC	6/24/2021	(6,420)	$34.6085	(84)
Acuitas Group Holdings, LLC	6/24/2021	(4,580)	$35.2508	(85)
Acuitas Group Holdings, LLC	6/25/2021	(9,557)	$33.8195	(86)
Acuitas Group Holdings, LLC	6/25/2021	(1,443)	$34.606	(87)

Acuitas Group Holdings, LLC	6/28/2021	(3,010)	$33.8272	(88)
Acuitas Group Holdings, LLC	6/28/2021	(4,740)	$34.7954	(89)
Acuitas Group Holdings, LLC	6/28/2021	(3,250)	$35.4229	(90)
Acuitas Group Holdings, LLC	6/29/2021	(8,530)	$33.8587	(91)
Acuitas Group Holdings, LLC	6/29/2021	(2,470)	$34.9742	(92)
Acuitas Group Holdings, LLC	6/30/2021	(10,800)	$32.4114	(93)
Acuitas Group Holdings, LLC	6/30/2021	(200)	$33.2998	(94)
Acuitas Group Holdings, LLC	7/1/2021	(8,759)	$32.7606	(95)
Acuitas Group Holdings, LLC	7/1/2021	(2,241)	$33.1561	(96)
Acuitas Group Holdings, LLC	7/2/2021	(9,592)	$31.4213	(97)
Acuitas Group Holdings, LLC	7/2/2021	(1,408)	$32.4664	(98)
Acuitas Group Holdings, LLC	7/6/2021	(10,700)	$31.1137	(99)
Acuitas Group Holdings, LLC	7/6/2021	(300)	$31.6833	(100)
Acuitas Group Holdings, LLC	7/7/2021	(10,477)	$30.0723	(101)
Acuitas Group Holdings, LLC	7/7/2021	(523)	$30.9422	(102)
Acuitas Group Holdings, LLC	7/8/2021	(1,700)	$29.3842	(103)
Acuitas Group Holdings, LLC	7/8/2021	(800)	$30.025	(104)
Acuitas Group Holdings, LLC	7/8/2021	(5,888)	$31.3058	(105)
Acuitas Group Holdings, LLC	7/8/2021	(2,612)	$32.3142	(106)
Acuitas Group Holdings, LLC	7/9/2021	(4,200)	$30.9277	(107)
Acuitas Group Holdings, LLC	7/9/2021	(6,600)	$32.0266	(108)
Acuitas Group Holdings, LLC	7/9/2021	(200)	$32.46	(109)
Acuitas Group Holdings, LLC	7/12/2021	(9,978)	$30.7567	(110)
Acuitas Group Holdings, LLC	7/12/2021	(922)	$31.4879	(111)
Acuitas Group Holdings, LLC	7/12/2021	(100)	$32.36
Acuitas Group Holdings, LLC	7/13/2021	(10,900)	$30.0281	(112)
Acuitas Group Holdings, LLC	7/13/2021	(100)	$30.85
Acuitas Group Holdings, LLC	7/14/2021	(8,315)	$28.783	(113)
Acuitas Group Holdings, LLC	7/14/2021	(2,685)	$29.4566	(114)
Acuitas Group Holdings, LLC	7/15/2021	(9,400)	$27.6535	(115)
Acuitas Group Holdings, LLC	7/15/2021	(1,600)	$28.2226	(116)
Acuitas Group Holdings, LLC	7/19/2021	(8,063)	$27.3083	(117)
Acuitas Group Holdings, LLC	7/19/2021	(2,937)	$28.07	(118)
Acuitas Group Holdings, LLC	7/20/2021	(2,972)	$27.421	(119)
Acuitas Group Holdings, LLC	7/20/2021	(4,091)	$28.3036	(120)

[1]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.090 to $29.070, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[2]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.120 to $30.050, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[3]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.130 to $31.000, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[4]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.220 to $32.080, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[5]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.120 to $32.290, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[6]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.710 to $31.660, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[7]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.710 to $32.490, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[8]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.510 to $30.500, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[9]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.690 to $31.460, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[10]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.530 to $32.335, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[11]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.73 to $30.72, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[12]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.87 to $31.70, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[13]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.74 to $32.42, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[14]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.56 to $32.55, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[15]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.56 to $32.88, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[16]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.39 to $32.38, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[17]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.39 to $32.70, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[18]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.18 to $31.13, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[19]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.69 to $31.66, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[20]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.70 to $32.53, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[21]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.32 to $32.31, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[22]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.32 to $32.63, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[23]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.55 to $30.54, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[24]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.56 to $31.45, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[25]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.67 to $30.62, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[26]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.68 to $30.79, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[27]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.74 to $30.72, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[28]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.75 to $30.86, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[29]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.63 to $30.60, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[30]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.69 to $30.75, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[31]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.21 to $31.19, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[32]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.21 to $31.78, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[33]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.53 to $30.40, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[34]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.52 to $30.42, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[35]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.57 to $31.46, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[36]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.69 to $32.47, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[37]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.58 to $32.86, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[38]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.385 to $32.37, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[39]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.38 to $33.33, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[40]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.43 to $33.50, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[41]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.40 to $31.39, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[42]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.40 to $32.18, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[43]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.01 to $30.98, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[44]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.01 to $31.34, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[45]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.08 to $32.02, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[46]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.11 to $33.00, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[47]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.09 to $33.83, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[48]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.11 to $35.07, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[49]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $35.09 to $36.06, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[50]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $36.095 to $36.46, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[51]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $35.69 to $36.68, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[52]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $36.725 to $37.64, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[53]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $37.71 to $38.68, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[54]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $38.70 to $39.54, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[55]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $40.00 to $40.68, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[56]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $40.70 to $41.50, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[57]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.76 to $32.70, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[58]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.79 to $33.74, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[59]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.76 to $34.73, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[60]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $35.76 to $36.65, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[61]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $36.85 to $37.32, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[62]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.70 to $31.65, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[63]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.72 to $32.69, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[64]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.75 to $33.015, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[65]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.01 to $32.00, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[66]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.03 to $32.92, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[67]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.02 to $33.89, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[68]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.72 to $32.65, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[69]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.72 to $33.07, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[70]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.22 to $33.21, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[71]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.22 to $33.98, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[72]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.84 to $33.82, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[73]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.85 to $34.75, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[74]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.86 to $34.90, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[75]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.85 to $34.84, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[76]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.92 to $35.16, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[77]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.61 to $33.53, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[78]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.62 to $34.55, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[79]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.84 to $35.41, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[80]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.08 to $34.07, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[81]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.08 to $34.60, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[82]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.31 to $34.29, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[83]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.38 to $34.65, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[84]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.93 to $34.91, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[85]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.93 to $35.63, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[86]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.30 to $34.29, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[87]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.30 to $34.97, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[88]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.30 to $34.22, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[89]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.30 to $35.29, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[90]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $35.30 to $35.78, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[91]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.41 to $34.34, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[92]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.42 to $35.35, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[93]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.89 to $32.77, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[94]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.06 to $33.49, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[95]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.08 to $33.07, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[96]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.09 to $33.35, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[97]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.12 to $31.97, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[98]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.20 to $32.99, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[99]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.63 to $31.61, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

100	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.65 to $31.70, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

101	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.60 to $30.50, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

102	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.86 to $31.15, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

103	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.70 to $29.68, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

104	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.79 to $30.32, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

105	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.83 to $31.62, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

106	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.85 to $32.77, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

107	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.42 to $31.36, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

108	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.43 to $32.37, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

109	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.42 to $32.50, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

110	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.22 to $31.21, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

111	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.22 to $32.18, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

112	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.70 to $30.60, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

113	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.30 to $29.29, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

114	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.30 to $29.87, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

115	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $27.05 to $28.04, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

116	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.06 to $28.48, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

117	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $26.875 to $27.83, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

118	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $27.90 to $28.35, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

119	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $27.00 to $27.80, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

120	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.06 to $28.62, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.